UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 2)

Main Street Restaurant Group, Inc.
(Name of Subject Company)
Main Street Restaurant Group, Inc.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)

William G. Shrader
President and Chief Executive Officer
Main Street Restaurant Group, Inc.
5050 N. 40th Street, Suite 200
Phoenix, AZ 85018
(602) 852-9000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)
With copies to:
Brian H. Blaney
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
ITEM 4.THE SOLICITATION OR RECOMMENDATION.
ITEM 8. ADDITIONAL INFORMATION.
SIGNATURE

INTRODUCTION
     This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 1, 2006, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 8, 2006, relating to an offer by Main Street Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Briad Main Street, Inc., a Nevada corporation (“BMS”), which is wholly owned by Bradford L. Honigfeld, to purchase all of the outstanding shares of common stock of the Company.
     Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.
ITEM 4.     THE SOLICITATION OR RECOMMENDATION.
     Section (b)(ii) of Item 4 is amended and restated in its entirety to read as follows:
"(b)(ii) Reasons.
     Reasons for the Board’s Recommendation
     In making the determinations and recommendations set forth in subparagraph (a) above, the Board relied upon the following reasons:
•	the Board’s judgment, based on the Company’s business, operations, prospects, projected financial performance, and competitive position and current trends in the casual dining industry, that the cash offer is in the best interests of the Company’s stockholders, considering the increasing costs associated with the Company’s business and any expansion of its business, including construction, renovation, and labor costs, and increased operating expenses relating to its existing restaurants as well as the risks inherent in the Company being able to achieve its objectives as a stand-alone company, including whether the Company could successfully execute on its planned expansions and improvements in operating efficiency;

•	the fact that the $6.40 per share price to be received by the Company’s stockholders in both the Offer and the Merger represents a substantial premium over recent trading prices for the Company’s shares, including a premium of 20.5% over the closing market price of $5.31 per share on May 19, 2006 and a premium of 33.5% over the six-month average closing market price of $4.79 per share;

•	the fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of common stock to be followed by the Merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of common stock;

•	the oral opinion of Cowen delivered to the Board to the effect that the consideration to be received by the stockholders of the Company (other than Mr. Honigfeld and his affiliates) pursuant to the Merger Agreement is fair, from a financial point of view;

•	the financial analysis and presentation of Cowen to the Board in connection with such fairness opinion, as further described below;

•	the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company’s stockholders as those in the Offer and the Merger;

•	the fact John F. Antioco, Lorraine Antioco, Sergio S. Zyman, CIC MSRG LP, and certain of their respective affiliates, the Company’s principal stockholders, each indicated that they were prepared to endorse the Merger Agreement and to tender all of their shares in response to the Offer, and that these stockholders beneficially own an aggregate of 6,645,110 shares of Common Stock, or approximately 38.6% of the outstanding Common Stock;

•	the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation, financial resources, and guaranty of Mr. Honigfeld, increased the likelihood that the proposed Offer and Merger would be consummated;

•	the fact that, pursuant to the terms of the Merger Agreement, the Company’s stockholders would receive the same consideration in the Offer and the Merger;

•	the fact that, to the extent required by the fiduciary obligations of the Board to the stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer for the shares or other proposed business combination by a third party on terms more favorable to the Company’s stockholders than the Offer and the Merger taken together, upon the payment of a $5 million termination fee plus up to $2 million of expenses of BMS; and

•	the Board also considered the possible effect of the Offer and the Merger on the Company’s relationships with its employees and customers and determined that the experience, reputation, and financial resources of Mr. Honigfeld in the casual dining industry would mitigate any negative effect on the Company’s relationships with its employees and customers.
     The Board did not assign relative weights to the above reasons or determine that any reason was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various reasons described above.
     Opinion of the Company’s Financial Advisor
     The Company retained Cowen to act as its financial advisor and to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of Common Stock other than Mr. Honigfeld and his affiliates (the “Non-Affiliated Stockholders”), of the consideration to be received by the Non-Affiliated Stockholders pursuant to the Merger Agreement. The Company agreed to pay Cowen for its financial advisory services the fees set forth below under Item 5.
     On May 19, 2006, Cowen delivered certain of its written analyses and its oral opinion to the Board, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions set forth therein, as of May 19, 2006, the consideration to be received by the Non-Affiliated Stockholders in the transaction was fair, from a financial point of view, to the Non-Affiliated Stockholders. The full text of the written opinion is attached as Annex B and is incorporated herein by reference. Stockholders should read the opinion in its entirety for the assumptions made, procedures followed, other matters considered, and limits of the review by Cowen. This description of Cowen’s opinion is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Board and are directed only to the fairness, from a financial point of view, of the consideration to be received by the Non-Affiliated Stockholders pursuant to the Merger Agreement, and do not constitute an opinion as to the merits of the transaction or a recommendation to any stockholder as to whether they should tender their shares of Common Stock in the Offer or, if applicable, they should vote in favor of the Merger. The consideration received in the transaction was determined through negotiations between the Company and BMS and not pursuant to recommendations of Cowen.
     The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Company’s management the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 19, 2006 and is not necessarily indicative of current market conditions.
     Stock Trading History. To provide contextual data and comparative market data, Cowen reviewed the historical market prices of the Common Stock for the twelve month period ended May 17, 2006. Cowen noted, over the indicated period, the high and low prices; spot prices for one day and one month; and the average prices for one month, three months, six months, and one year for shares of the Common Stock. The following table presents the premium/(discount) of the Offer Price over the spot trading prices one day and one month, the average prices over one month, three months, six months and one year and the LTM high and LTM low. The information in the table is based on the closing stock price of the Common Stock on May 17, 2006.

	One	One	Average	Average	Average	Average	LTM	LTM
	Day Spot	Month Spot	One Month	Three Months	Six Months	One Year	High	Low
Company Stock Price	$5.12	$4.83	$5.03	$5.06	$4.79	$4.73	$6.80	$2.80
Premium / (Discount)	25.0%	32.5%	27.3%	26.6%	33.5%	35.4%	(5.9%)	128.6%

     Analysis of Premiums Paid in Sale Transactions. Cowen reviewed the premium of the Offer Price over the spot trading prices one day (“One Day Premium”) and one month (“One Month Premium”), and the average prices for three months (“Three Month Premium”) and six months (“Six Month Premium”), prior to the announcement date of sale transactions since January 1, 2005 in all industries excluding telecommunications, technology, and financial institutions (“Selected Transactions”).
     The following table presents the premiums of the offer prices over the trading prices for the Selected Transactions. The table also presents the premiums implied for the Company based on the consideration paid in the transaction. The information in the table is based on the closing stock price of each respective target’s stock price on the day of the transaction announcement.

			Premiums implied by
			consideration paid
			in the
			transaction for
	Premiums Paid for:		the Company
	Selected Transactions
Premiums Paid to
Stock Price:	Median	Mean
One Day Premium	24.5%	28.2%	25.0%
One Month Premium	28.2%	30.6%	32.5%
Three Month Premium	29.4%	30.7%	26.6%
Six Month Premium	30.3%	30.6%	33.5%

     Analysis of Restaurant Transactions. Cowen reviewed the financial terms, to the extent publicly available, of the ten most recent and relevant restaurant sale transactions since June 14, 2004 (“Restaurant Transactions”). Cowen reviewed the market capitalization of common stock plus total debt less cash and equivalents (“Enterprise Value”) paid in the Restaurant Transactions as a multiple of latest reported twelve month (“LTM”) revenues and earnings before interest expense, income taxes, depreciation, and amortization (“EBITDA”). The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value to

LTM revenues and EBITDA. The information in the table is based on publicly available financial information at the time of announcement of the relevant Restaurant Transaction.

Multiples implied by
consideration paid
in the transaction for
	Multiples for Restaurant Transactions				the Company
	Low	Mean	Median	High
Enterprise Value as a ratio of:
LTM Revenue	0.5x	0.7x	0.7x	1.1x	0.6x
LTM EBITDA	5.2x	7.1x	6.6x	9.6x	8.2x

     Although the Restaurant Transactions were used for comparison purposes, none of the transactions is directly comparable to the proposed transaction, and none of the companies in the transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company, to which they are being compared.
     Analysis of Selected Publicly Traded Companies. To provide contextual data and comparative market information, Cowen compared selected historical operating and financial data and ratios for the Company to the corresponding financial data and ratios of certain other restaurant companies with similar operations to the Company (the “Selected Companies”) whose securities are publicly traded and which Cowen believes have operating valuations, market valuations, and trading valuations similar to what might be expected of the Company. Cowen examined the Enterprise Value of the Selected Companies as multiples of LTM revenues and EBITDA. Cowen also examined the ratios of the current share prices of the Selected Companies to the estimated 2006 calendar year earnings per share (“EPS”) and estimated 2007 calendar year EPS (in each case, as available from research analyst reports or, if not so available, First Call) for the Selected Companies and management estimates, on a fully taxed basis, for the Company.
     The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value to LTM revenues and EBITDA, and the ratio of current share price to earnings estimates for calendar years 2006 and 2007. The information in the table is based on the Selected Companies individual operations and closing stock prices as of May 17, 2006.

Multiples implied by
	Selected Company Multiples				consideration paid
in the transaction for
	Low	Mean	Median	High	the Company
Enterprise Value as a ratio of:
LTM Revenue	0.4x	0.9x	0.8x	1.7x	0.6x
LTM EBITDA	6.0x	8.3x	8.1x	12.6x	8.2x

	Selected Company Multiples				Multiples implied
by consideration
paid in the
transaction for the
Company
	Low	Mean	Median	High
Share price as a ratio of:
Estimated CY 2006 Earnings	15.5x	17.3x	16.3x	21.6x	29.3x
Estimated CY 2007 Earnings	12.7x	16.8x	15.3x	26.6x	31.3x

     Although the Selected Companies were used for comparison purposes, none of the companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies or the Company, to which they are being compared.
     Discounted Cash Flow Analysis. Cowen estimated a range of values for the Common Stock based upon the discounted present value of the projected after-tax cash flows (disregarding the effects of debt financing) of the Company described in the financial forecasts provided by Company management for calendar years 2006 through 2010, and of the terminal value of the Company at December 31, 2010, based upon multiples of EBITDA. This analysis was based upon certain assumptions and projections provided by Company management. In performing this analysis, Cowen utilized discount rates ranging from 11.0% to 15.0%, which were selected based on the estimated industry weighted average cost of capital. Cowen utilized terminal multiples of EBITDA ranging from 6.0x to 8.0x, which were selected based on the general range of multiples of EBITDA for the Selected Companies. Utilizing this methodology, the per share equity value of the Company ranged from $4.10 to $6.83 per share, based on the financial forecasts, as compared to the transaction consideration of $6.40 per share.
     The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen and is qualified in its entirety by reference to the written opinion of Cowen attached as Annex B. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen, or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.”

ITEM 8.     ADDITIONAL INFORMATION.
     Paragraph (b) of Item 8 is amended by adding the following to the end thereof:
     “On June 9, 2006, the Company was notified by the United States Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had been granted.”
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAIN STREET RESTAURANT GROUP, INC.
June 22, 2006	By:	/s/ Michael Garnreiter
		Name:	Michael Garnreiter
		Title:	Chief Financial Officer